UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Atlantic Coast Financial Corporation (ACFC)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

048426100
(CUSIP Number)

12/31/2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 048426100	Page 2 of 16

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Financial Opportunity Fund LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	405,911 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH	8	SHARED DISPOSITIVE POWER	405,911 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		405,911 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		2.62%
12	TYPE OF REPORTING PERSON		OO

(1) Consists of 405,911 shares of common stock.

CUSIP No. 048426100	Page 3 of 16

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Bridge Equities III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	933,334 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH	8	SHARED DISPOSITIVE POWER	933,334 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		933,334 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		6.02%
12	TYPE OF REPORTING PERSON		OO

(1) Consists of 933,334 shares of common stock.

CUSIP No. 048426100	Page 4 of 16

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Bridge Equities VIII LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	150,000 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH	8	SHARED DISPOSITIVE POWER	150,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		150,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		0.97%
12	TYPE OF REPORTING PERSON		OO

(1) Consists of 150,000 shares of common stock.

CUSIP No. 048426100	Page 5 of 16

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		FJ Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	1,517,200 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH	8	SHARED DISPOSITIVE POWER	433,866 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,517,200 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		9.79%
12	TYPE OF REPORTING PERSON		OO

(1)	Consists of 405,911 shares of common stock held by Financial Opportunity Fund LLC, of which FJ Capital Management LLC is the managing member, 933,334 shares of common stock held by Bridge Equities III LLC and 150,000 shares of common stock held by Bridge Equities VIII LLC, of which FJ Capital Management LLC is the sub-investment advisor, and 27,955 shares of common stock held by a managed account that FJ Capital Management manages. Mr. Friedman is the managing member of FJ Capital Management LLC.

(2)	Consists of 405,911 shares of common stock held by Financial Opportunity Fund LLC, of which FJ Capital Management LLC is the managing member, and 27,955 shares owned by a managed account that FJ Capital Management manages and is the record owner. Mr. Friedman is the managing member of FJ Capital Management LLC.

CUSIP No. 048426100	Page 6 of 16

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Martin S. Friedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	1,517,200 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH	8	SHARED DISPOSITIVE POWER	433,866 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,517,200 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		9.79%
12	TYPE OF REPORTING PERSON		IN

(1)	Consists of 405,911 shares of common stock held by Financial Opportunity Fund LLC, of which FJ Capital Management LLC is the managing member, 933,334 shares of common stock held by Bridge Equities III LLC and 150,000 shares of common stock held by Bridge Equities VIII LLC, of which FJ Capital Management LLC is the sub-investment advisor, and 27,955 shares of common stock held by a managed account that FJ Capital Management manages. Mr. Friedman is the managing member of FJ Capital Management LLC.

(2)	Consists of 405,911 shares of common stock held by Financial Opportunity Fund LLC, of which FJ Capital Management LLC is the managing member, and 27,955 shares owned by a managed account that FJ Capital Management manages and is the record owner. Mr. Friedman is the managing member of FJ Capital Management LLC.

CUSIP No. 048426100	Page 7 of 16

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		SunBridge Manager LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	1,083,334 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH	8	SHARED DISPOSITIVE POWER	1,083,334 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,083,334 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		6.99%
12	TYPE OF REPORTING PERSON		OO

(1)	Consists of 933,334 shares of common stock held by Bridge Equities III LLC and 150,000 shares of common stock held by Bridge Equities VIII LLC, of which SunBridge Manager, LLC is the Managing Member.

CUSIP No. 048426100	Page 8 of 16

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		SunBridge Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	1,083,334 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH	8	SHARED DISPOSITIVE POWER	1,083,334 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,083,334 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		6.99%
12	TYPE OF REPORTING PERSON		OO

(1)	Consists of 933,334 shares of common stock held by Bridge Equities III LLC and 150,000 shares of common stock held by Bridge Equities VIII LLC, of which SunBridge Manager, LLC is the Managing Member. SunBridge Holdings, LLC is the Managing Member of SunBridge Manager, LLC.

CUSIP No. 048426100	Page 9 of 16

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Realty Investment Company Inc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Maryland
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	1,083,334 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH	8	SHARED DISPOSITIVE POWER	1,083,334 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,083,334 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		6.99%
12	TYPE OF REPORTING PERSON		CO

(1)	Consists of 933,334 shares of common stock held by Bridge Equities III LLC and 150,000 shares of common stock held by Bridge Equities VIII LLC, of which SunBridge Manager, LLC is the Managing Member. SunBridge Holdings, LLC is the Managing Member of SunBridge Manager, LLC. Realty Investment Company, Inc. is the Manager of SunBridge Holdings, LLC.

CUSIP No. 048426100	Page 10 of 16

Item 1(a).	Name of Issuer:

Atlantic Coast Financial Corporation (ACFC)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

10151 Deerwood Park Blvd, Building 200 Suite 100
Jacksonville, FL 32256

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed on behalf of the following Reporting Persons:
Financial Opportunity Fund LLC
Bridge Equities III LLC
Bridge Equities VIII LLC
FJ Capital Management LLC
Martin S. Friedman
SunBridge Manager LLC
SunBridge Holdings LLC
Realty Investment Company Inc

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Financial Opportunity Fund LLC
1313 Dolley Madison Blvd., Ste 306
McLean, VA 22101

Bridge Equities III LLC
8171 Maple Lawn Blvd, Suite 375
Fulton, MD 20759

Bridge Equities VIII LLC
8171 Maple Lawn Blvd, Suite 375
Fulton, MD 20759

FJ Capital Management, LLC
1313 Dolley Madison Blvd., Ste 306
McLean, VA 22101

Martin S. Friedman
1313 Dolley Madison Blvd., Ste 306
McLean, VA 22101

SunBridge Manager LLC
8171 Maple Lawn Blvd, Suite 375
Fulton, MD 20759

SunBridge Holdings LLC
8171 Maple Lawn Blvd, Suite 375
Fulton, MD 20759

Realty Investment Company Inc
8171 Maple Lawn Blvd, Suite 375
Fulton, MD 20759

CUSIP No. 048426100	Page 11 of 16

Item 2(c).	Citizenship:

Financial Opportunity Fund LLC, Bridge Equities III LLC, Bridge Equities VIII LLC, FJ Capital Management LLC, SunBridge Manager LLC, SunBridge Holdings LLC – Delaware limited liability companies
Martin S. Friedman – United States citizen
Realty Investment Company Inc – Maryland corporation

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

048426100

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 048426100	Page 12 of 16

Item 4.	Ownership.

Ownership information is provided as of:

(a)	Amount beneficially owned:

Financial Opportunity Fund LLC – 405,911 shares
Bridge Equities III LLC – 933,334 shares
Bridge Equities VIII LLC – 150,000 shares
FJ Capital Management LLC – 1,517,200 shares
Martin S. Friedman – 1,517,200 shares
SunBridge Manager LLC – 1,083,334 shares
SunBridge Holdings LLC - 1,083,334 shares
Realty Investment Company Inc - 1,083,334 shares

(b)	Percent of class:

Financial Opportunity Fund LLC – 2.62%
Bridge Equities III LLC – 6.02%
Bridge Equities VIII LLC – 0.97%
FJ Capital Management LLC – 9.79%
Martin S. Friedman – 9.79%
SunBridge Manager LLC – 6.99%
SunBridge Holdings LLC - 6.99%
Realty Investment Company Inc - 6.99%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

All Reporting Persons – 0

(ii) Shared power to vote or to direct the vote

Financial Opportunity Fund LLC – 405,911 shares
Bridge Equities III LLC – 933,334 shares
Bridge Equities VIII LLC – 150,000 shares
FJ Capital Management LLC – 1,517,200 shares
Martin S. Friedman – 1,517,200 shares
SunBridge Manager LLC – 1,083,334 shares
SunBridge Holdings LLC - 1,083,334 shares
Realty Investment Company Inc - 1,083,334 shares

(iii) Sole power to dispose or to direct the disposition of

All Reporting Persons – 0

(iv) Shared power to dispose or to direct the disposition of

Financial Opportunity Fund LLC – 405,911 shares
Bridge Equities III LLC – 933,334 shares
Bridge Equities VIII LLC – 150,000 shares
FJ Capital Management LLC – 433,866 shares
Martin S. Friedman – 433,866 shares
SunBridge Manager LLC - 1,083,334 shares
SunBridge Holdings LLC - 1,083,334 shares
Realty Investment Company Inc - 1,083,334 shares

CUSIP No. 048426100	Page 13 of 16

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

Due to the relationships among them, the reporting persons hereunder may be deemed to constitute a “group” with one another for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 048426100	Page 14 of 16

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

FINANCIAL OPPORTUNITY FUND LLC
By: FJ Capital Management LLC, its Managing Member

By: /s/ Martin Friedman
Name: Martin S. Friedman
Title: Managing Member

FJ CAPITAL MANAGEMENT LLC

By: /s/ Martin Friedman
Name: Martin S. Friedman
Title: Managing Member

/s/ Martin Friedman
MARTIN S. FRIEDMAN

CUSIP No. 048426100	Page 15 of 16

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C, 1001)

CUSIP No. 048426100	Page 16 of 16

Exhibit 1

Joint Filing Agreement

The undersigned agree that this Schedule 13G, and all amendments thereto, relating to the Common Stock of Atlantic Coast Financial Corporation shall be filed on behalf of the undersigned.